No. M/1026/SP date October 22, 2010
VIA EDGAR
Mr. John Cash
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549
United States of America

Re:	Mechel OAO (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 (the “Form 20-F”) File No. 1-32328 Request for extension for filing response to comment letter dated September 10, 2010
Dear Mr. Cash:
We received the Staff’s comment letter dated September 10, 2010 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2009. We are asked to provide the response within 10 business days.
We would like to provide a comprehensive and detailed response to the comment letter, and we need more time to prepare our responses. We may also need to involve our auditors and outside counsel in finalizing the response letter. Thus, we kindly request the Staff to extend the deadline for filing a response no later than November 15, 2010.
Should you have any questions or concerns, please do feel free to contact me directly.
Sincerely,
/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Chief Financial Officer
Copy to: Ann McConnell
Mechel OAO
Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation
Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com